                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                         -------------------------------

                                    FORM 11-K

              [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                       OR

             [_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          COMMISSION FILE NUMBER 1-8606

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

                         ------------------------------

                            VERIZON GTE SAVINGS PLAN

                           VERIZON COMMUNICATIONS INC.
                           1095 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10036

                         REPORT OF INDEPENDENT AUDITORS


To the Verizon Employee Benefits Committee:

     We have audited the accompanying statements of net assets available for benefits of the Verizon GTE Savings Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

                                             /s/ ERNST & YOUNG LLP
Philadelphia, PA
June 7, 2002

                            VERIZON GTE SAVINGS PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                             AS OF DECEMBER 31, 2001
                             (thousands of dollars)

                                                         ESOP Shares    ESOP Shares
                                            Other           Fund           Fund
ASSETS:                                   Investments     Allocated     Unallocated       Total
                                         -------------   -----------   -------------     -------
Investments in master trusts             $10,099,812     $ 1,545,318   $    957,772    $12,602,902

RECEIVABLE:

Employer contribution receivable               1,801               -         37,748         39,549
                                         -----------     -----------   ------------    -----------

       Total assets                       10,101,613       1,545,318        995,520     12,642,451

LIABILITIES:

Interest payable                                   -               -         43,883         43,883
Notes payable                                      -               -        700,728        700,728
                                         -----------     -----------   ------------    -----------
       Total liabilities                           -               -        744,611        744,611
                                         -----------     -----------   ------------    -----------

Net assets available for benefits        $10,101,613     $ 1,545,318   $    250,909    $11,897,840
                                         ===========     ===========   ============    ===========

    The accompanying notes are an integral part of the financial statements.

                                GTE SAVINGS PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                             AS OF DECEMBER 31, 2000
                             (thousands of dollars)

                                                         ESOP Shares    ESOP Shares
                                            Other           Fund           Fund
ASSETS:                                   Investments     Allocated     Unallocated       Total
                                         -------------   -----------   -------------     ---------
Investments in Master Trust               $4,493,325       $ 518,709    $   578,017    $ 5,590,051

RECEIVABLES:

Employer contributions receivable              8,985               -         44,103         53,088
                                          ----------       ---------    -----------    -----------

       Total assets                        4,502,310         518,709        622,120      5,643,139

LIABILITIES:

Interest payable                                   -               -         44,103         44,103
Note payable                                       -               -        387,953        387,953
                                          ----------       ---------    -----------    -----------

       Total liabilities                           -               -        432,056        432,056
                                          ----------       ---------    -----------    -----------

Net assets available for benefits         $4,502,310       $ 518,709    $   190,064    $ 5,211,083
                                          ==========       =========    ===========    ===========

    The accompanying notes are an integral part of the financial statements.

                            VERIZON GTE SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2001
                             (thousands of dollars)

                                                                   ESOP Shares    ESOP Shares
                                                        Other           Fund           Fund
Additions:                                          Investments     Allocated     Unallocated           Total
                                                   -------------   -----------   -------------         -------
   Contributions:
     Employee                                      $    178,335    $          -    $          -    $    178,335
     Employer                                             3,955               -          73,432          77,387
                                                   ------------    ------------    ------------    ------------
                                                        182,290               -          73,432         255,722
                                                   ------------    ------------    ------------    ------------

   Transfers from other plans, net                    6,293,058         896,879         121,657       7,311,594
   Transfer between funds                              (156,910)        203,816         (46,906)              -
                                                   ------------    ------------    ------------    ------------
     Total additions                                  6,318,438       1,100,695         148,183       7,567,316
                                                   ------------    ------------    ------------    ------------

Deductions:

   Benefits paid to participants                        521,719          98,406               -         620,125
   Net investment (gain)/loss from master trusts        196,996         (24,320)         43,455         216,131
   Interest expense                                           -               -          43,883          43,883
   Administrative expenses                                  420               -               -             420
                                                   ------------    ------------    ------------    ------------
     Total deductions                                   719,135          74,086          87,338         880,559
                                                   ------------    ------------    ------------    ------------

     Net increase                                     5,599,303       1,026,609          60,845       6,686,757

Net assets available for benefits:

  Beginning of year                                   4,502,310         518,709         190,064       5,211,083
                                                   ------------    ------------    ------------    ------------
  End of year                                      $ 10,101,613    $  1,545,318    $    250,909    $ 11,897,840
                                                   ============    ============    ============    ============

    The accompanying notes are an integral part of the financial statements.

                            VERIZON GTE SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                December 31, 2001

(1)  Description of the Plan:

       The following description of the Verizon GTE Savings Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General

     Effective January 1, 2001, the GTE Savings Plan was renamed the Verizon GTE Savings Plan (the "Plan").

     On December 31, 2001, Verizon's Bell Atlantic Savings Plan for Management Employees (the "VBASP Plan") was merged into the Plan. Accordingly, approximately $7.5 billion was transferred into the Plan.

GTE Corporation Merger With Bell Atlantic Corporation

     On June 30, 2000, Bell Atlantic Corporation ("Bell Atlantic") and GTE Corporation ("GTE") completed a merger under a definitive merger agreement dated as of July 27, 1998, and began doing business as Verizon Communications.

     Under the terms of the agreement, GTE became a wholly owned subsidiary of Bell Atlantic and GTE shareholders received 1.22 shares of Bell Atlantic common stock for each share of GTE common stock they owned.

     On September 22, 2000, Bell Atlantic changed its name to Verizon Communications Inc. ("Verizon").

     As a result of GTE shareholder approval of the merger, certain protective change in control provisions were triggered which remained in effect until December 31, 2000. These provisions included: (1) past and future matching contributions were immediately vested as soon as they were posted to participants' accounts, (2) participants did not have to be employed on the last day of the Plan year to be eligible for the match, and (3) matching contributions were posted to participants' notional accounts on a monthly basis. However, matching contributions will not be available for withdrawals, loans, etc., until early the following year, since funding does not occur until the ESOP loan payment is made at year-end, or shortly thereafter. Matching contributions after the merger was completed were, and are to be made in Verizon common stock.

     On or after January 1, 2001, Verizon may amend the Plan without regard to the change in control provisions, subject to applicable law and the Plan terms. However, as of December 31, 2001, there have not been any amendments relative to any of the change in control provisions.

Eligibility

     The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974. The Plan provides eligible employees of Verizon and its subsidiaries ("Participating Affiliates") with a convenient way to save for both medium and long-term needs. Eligible employee generally means an employee of Verizon or a Participating Affiliate as defined by the Plan document.

     An individual's active participation in the Plan shall terminate when the individual ceases to be an eligible employee; but the individual shall remain a participant until the entire account balance under the Plan has been distributed or forfeited.

                            VERIZON GTE SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)

Investment Options

     Participants direct their contributions to be invested in any of the current investment options. The Employee Benefits Committee may, at its sole discretion, eliminate, and/or change the underlying composition of any of the investment options, and may add other funds as a current investment option.

Participant Accounts

     Each participant's account is credited with the participant's contribution/rollovers, matching contributions and allocations of Plan income. Allocations of Plan income are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

Payment of Benefits

     Benefits are payable in a lump sum cash payment unless a participant elects, in writing, one of the three optional forms of benefit payment which include: (1) a lump sum in Verizon shares for investments in the Verizon Company Stock Fund (the "Stock Fund"), with the balance in cash, (2) annual, semiannual, quarterly, or monthly installments in cash of approximately equal amounts to be paid out for a period of 2 to 20 years, as selected by the participant, or (3) for those participants eligible to receive their distribution in installments as described in (2) above, a pro rata portion of each installment payment in Verizon shares for investments in the Stock Fund, with the balance of each installment in cash.

Participant Loans

     A loan feature is available to participants, which permits borrowing up to 50% of a participant's vested account balance, subject to certain limitations.

     Interest rates on loans are set based on the prime rate in effect on the first business day of the calendar quarter the loan becomes effective. Participant loans are withdrawn proportionately from the participants' investment accounts. When loans are repaid, the principal and interest are reinvested according to the participants' current investment choices. Short-term loans are from six months to five years; long-term loans for the purchase of a primary residence may exceed five years.

Master Trust

     On December 21, 2001, an amended and restated Master Trust Agreement was signed and the GTE Master Savings Trust (the "Former Master Trust") was renamed the Verizon Master Savings Trust (the "Master Trust").

     Also, on December 21, 2001, most of the assets of the VBASP Plan, and the Verizon Savings and Security Plan for Mid-Atlantic Associates (the "VSPMA Plan"), were transferred into the Master Trust from the Bell Atlantic Master Trust (the "Mellon Master Trust") at Mellon Bank ("Mellon"). Certain funds in the Master Trust were liquidated and transferred to funds held within the Mellon Master Trust. Only Verizon's four savings plans participate in these funds. Mellon is both trustee and custodian of these funds.

     At December 31, 2001, the Plan participated in the Master Trust and, along with the GTE Hourly Savings Plan (the "Hourly Plan") and the VSPMA Plan, owned a percentage of the assets in the Master Trust. This percentage was based on a pro rata share of the Master Trust assets. At December 31, 2001, the Plan owned approximately 74% of the assets in the Master Trust.

     At December 31, 2001, the Plan, along with the VSPMA Plan, the Hourly Plan, and the Verizon Savings and Security Plan for New York and New England Associates, owned a percentage of the funds at Mellon. This percentage was based on a pro rata share of the funds. At December 31, 2001, the Plan owned approximately 74% of the funds.

                            VERIZON GTE SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)

     At December 31, 2000, the Plan participated in the Former Master Trust, and, along with the Hourly Plan, owned a percentage of the assets in the Former Master Trust. This percentage was based on a pro rata share of the Former Master Trust assets. At December 31, 2000 the Plan owned approximately 75% of the assets in the Former Master Trust.

     Interest and dividends along with net appreciation/depreciation in fair value of investments are allocated to the Plan on a daily basis based upon the Plan's participation in the various investment funds and portfolios that comprise the Master Trust as a percentage of the total participation in such funds and portfolios. Investments are recorded on a trade-date basis.

Trustee

     Fidelity Management Trust Company ("Trustee") has been designated as the trustee under the Plan and is responsible for the investment, reinvestment, control and disbursement of the funds and portfolios of the Plan including the payment of principal and interest on the Employee Stock Ownership Plan's notes payable. Expenses of administering the Plan, including fees and expenses of the Trustee, may be charged to the participants' accounts pursuant to an account maintenance fee. Loan fees are charged directly to the accounts of participants who take loans. Certain investment fees are charged against the earnings of the funds and portfolios; however, Verizon pays investment fees relating to the Stock Fund. All other Plan administration expenses not paid by Verizon are paid from Plan forfeitures. GTE Service Corporation dba Verizon Services Group, a subsidiary of Verizon, is the plan administrator.

Plan Modification

     GTE, Verizon and the most senior Human Resources officer of Verizon reserve the right to modify, alter or amend the Plan at any time, provided that no such change shall permit any of the funds to be used for any purpose other than the exclusive benefit of the participants. GTE reserves the right to terminate the Plan at any time.

(2)  Accounting Policies:

     The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States, which requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Benefits are recorded when paid.

(3)  Non Participant-Directed Investments:

     Information about the net assets and the significant components of the changes in net assets relating to the Plan's non participant-directed investments is as follows (in thousands):

                                                       As of December 31,
                                                       ------------------
                                                    2001                2000
                                                    ----                ----
     Net assets:
     -----------

     Verizon common stock                        $2,832,614          $1,491,147

                                                  Year ended December 31, 2001
                                                  ----------------------------
     Changes in net assets:
     ----------------------

     Employer contributions                               $   75,233
     Plan merger                                           1,591,912
     Net investment loss                                     (92,112)
     Benefits paid to participants                          (191,735)
     Interest expense                                        (43,883)
     Other                                                     2,052
                                                          ----------

            Net increase                                  $1,341,467
                                                          ==========

                            VERIZON GTE SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

(4)  Contributions:

     The Plan is funded by employee contributions up to a maximum of 16% of compensation and by matching contributions in shares of Verizon common stock equivalent in value to 75% of the initial 6% of the participants' contributions of eligible compensation each payroll period not withdrawn or distributed during the Plan year.

     Participant contributions may be before tax ("Elective Contributions") or from currently taxed compensation ("After-Tax Contributions"). Each participant's Elective Contributions for the 2001 Plan year was limited to $10,500. The total amount of Elective Contributions, After-Tax Contributions and matching contributions and certain forfeitures that may be allocated to a Plan participant was limited to the lesser of (1) $35,000 or (2) 25% of the participant's total compensation; and the compensation on which such contributions were based was limited to $170,000.

     Effective April 28, 2000, the Plan was amended to allow for a profit-sharing contribution for certain employees expected to transfer to Verizon affiliates who were participants in a subsidiary 401K/Profit-Sharing Plan, namely the BBN Retirement Trust Agreement (1998 revision). Once transferred to a Verizon affiliate, they were immediately eligible to participate in the Plan.

     Matching contributions are made in Verizon common stock and in general, participants cannot redirect these shares into other investment choices. For the 2001 Plan year, total company matching contributions of 1.6 million shares of Verizon common stock were made with a market value at date of contribution of $72.1 million.

(5)  Employee Stock Ownership Plan:

     An Employee Stock Ownership Plan (the "ESOP") was established within the Plan. In 1989, the ESOP borrowed $700 million to acquire, at market value, approximately 30 million shares of Verizon common stock which will be used to meet a substantial portion of the estimated matching contributions to the Plan through 2004. Verizon and the Participating Affiliates also make annual cash contributions to the ESOP which, when combined with dividends on the Verizon common stock held by the ESOP, are sufficient to repay the principal and interest on the loan. As the ESOP makes loan payments, a percentage of the Verizon common stock held by the ESOP is allocated to the participants' accounts in the form of matching contributions.

     Debt service payments for 2001 totaled $114 million. The principal component was funded from $41 million of dividends accumulated on the Verizon stock held by the ESOP and $36 million of cash contributions. The interest component, paid on January 2, 2002, was funded by an accrued matching contribution of $37 million.

     The VBASP Plan, which merged into the Plan effective December 31, 2001, also contained an ESOP feature. As a result, additional ESOP borrowings consisting of two notes totaling approximately $389 million and 10.6 million total shares of unallocated Verizon common stock transferred into the Plan. At December 31, 2001, 18.9 million shares of Verizon common stock in the ESOP Shares Fund were held as collateral for the ESOP loans. The borrowings of the ESOP are as follows (in thousands):

                    Interest     Maturity
                      Rate        Dates         2001         2000
                      ----        -----         ----         ----
   Series B           9.73%     2001-2005     $311,357     $387,953
   NYNEX ESOP        9.778%     1990-2015      310,007            -
   BA ESOP        4.64-7.4%     1990-2005       79,364            -

     Maturities of the outstanding loans are as follows (in thousands):

               Maturity
                 Date                      Amount
                 ----                      ------
                 2002                    $ 18,352
                 2003                     129,411
                 2004                     145,517
                 2005                     162,225
                 2006                      23,272
                Thereafter                221,951
                                          -------
                   Total                 $700,728
                                          =======

                            VERIZON GTE SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)

     Verizon has guaranteed all principal and interest payments on the ESOP borrowings in the event of default by the Plan.

(6)  Related Party Transactions:

     Certain Plan investments are shares of mutual funds managed by the Trustee. Therefore, those transactions qualify as party-in-interest, but they are subject to an exemption to the party-in-interest rules. Fees paid by the Plan for the investment management services amounted to $420 thousand for the 2001 Plan year.

(7)  Income Tax Status:

     The Plan has received a determination letter from the Internal Revenue Service dated April 29, 1998, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code ("the Code") and therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

(8)  Transfers From Other Plans, Net:

     In 2001, transfers from other plans, net, consisted of approximately $7.5 billion of assets transferred in from the VBASP Plan, less transfers to other qualified plans of $165 million.

     Certain participants in the Plan were a part of Verizon's wireless operations, which were spun off in July 2000. The Plan was amended to allow for these employees to continue their participation in the Plan until December 31, 2000. On January 2, 2001, approximately nine thousand participants and net assets of approximately $142 million were transferred into the Verizon Wireless Savings and Retirement Plan.

(9)  Investments in Master Trusts:

     In the Master Trust, investments in common stock and mutual funds are valued at fair value on the last business day of the plan year. Shares of mutual funds are valued at published market prices that represent the net asset value of shares held by the Master Trust at year-end. Shares of common stock are valued at the quoted market price. Money market funds are stated at cost, which approximates fair value.

     A portion of certain funds is invested in 62 contracts held with 23 insurance companies and banks. Standard & Poor's, as of December 31, 2001 and 2000, rated the issuers of these contracts and the contracts' underlying securities A or better. The contracts are included in the financial statements at contract value, approximately $2.0 billion and $694 million, which approximates fair value, as reported by the insurance companies and banks at December 31, 2001 and 2000, respectively.

     Contract value represents contributions made under the contracts, plus accrued interest, less withdrawals and administrative expenses. Investment contracts are normally set at a fixed rate through maturity, which is also the minimum crediting rate. The repayment of principal when the contract matures is solely the general debt obligation of the contract issuer. Synthetic contracts combine investments in fixed income securities with wrap contracts to provide a crediting rate. There is no immediate recognition of investment gains and losses on the fixed income securities. Instead, the gain or loss is recognized over time by adjusting the interest rate credited under the wrap contract. The crediting rate is typically reset quarterly and has a floor rate of zero. The repayment of principal depends on the creditworthiness of the underlying fixed income securities. The fair value of the synthetic investment contracts was approximately $1.3 billion and $560 million at December 31, 2001 and 2000, respectively. The contract value of the synthetic investment contracts was approximately $1.2 billion and $549 million at December 31, 2001 and 2000, respectively.

                            VERIZON GTE SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

     The contracts had average yields of 6.62% and 6.66% at December 31, 2001 and 2000, respectively. The crediting interest rate for the contracts had a range from 5.12% to 7.5% and 5.34% to 8.28% at December 31, 2001 and 2000,
respectively. The contracts have scheduled maturities from January 2, 2002 to July 5, 2006, at December 31, 2001. No valuation reserve was recorded at December 31, 2001 and 2000, to adjust contract amounts.

     At December 31, 2001, the Master Trust contained certain investments in futures contracts that are considered derivative investments. However, the total fair value and the net investment gain or loss is not material to the Plan.

     The following schedules reflect the Master Trust net investments by investment type as of December 31, 2001 and 2000, and investment income (loss) for the year ended December 31, 2001 (in thousands):

                                                      Net Investment Income (Loss)
                              Investments in                  in Master Trust
                               Master Trust           Year Ended December 31, 2001
                               ------------           ----------------------------

                                December 31,            Interest &  Net appreciation
                             2001        2000           Dividends    (depreciation)
                             ----        ----           ---------    --------------
Verizon common stock    $ 8,111,638  $3,345,980         $ 90,123      $(174,651)
Investment contracts      2,009,622     693,677                -         46,278
Commingled funds          1,241,379     839,505                -        (77,195)
Mutual funds              1,356,184   2,119,320           27,379       (243,063)
Money market fund         1,255,707     274,552           12,211              -
Common stock                141,798           -                -              -
Loans to participants       438,295     195,654           14,423              -
                         ----------   ---------         --------      ----------
Total                   $14,554,623  $7,468,688         $144,136      $(448,631)
                         ==========   =========         ========      ==========

     The funds, which are held within the Mellon Master Trust, are primarily comprised of common stock with a fair value at December 31, 2001, of approximately $2.4 billion. The funds had dividend and interest earnings of approximately $5.9 million, and a net investment loss of approximately $55 million for the year. The Plan only participated in the funds held within the Mellon Master Trust for the 10-day period December 21, 2001 to December 31, 2001.

(10) Subsequent Events:

     As a result of the merger of the VBASP into the Plan on December 31, 2001, effective January 1, 2002, the Plan was amended and renamed the Verizon Savings Plan for Management Employees. Effective with the name change certain Plan provisions were changed as follows: (1) the company match is changed to 100% on the first 4% of eligible compensation each payroll period, and 50% on the next 2% of eligible compensation each payroll period; the total company match is equivalent to 83 1/3% on 6% of eligible pay, (2) company match funding is changed from monthly to bi-weekly, (3) due to change in control protections, company contributions posted to participants' accounts by December 31, 2001 were fully vested; company contributions after January 1, 2002 vest after three years of service after date of hire, (4) participants age fifty and older are allowed to move company matching contributions into other investment options, (5) loans for the purchase of a primary residence cannot exceed fifteen years. The interest rate for loans is set based on the prime rate in effect on the last business day of the calendar quarter preceding the loans effective date.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                       VERIZON GTE SAVINGS PLAN
                                       ------------------------
                                           (Name of Plan)


Date     June 25, 2002                   By  /s/    Ezra D. Singer
      ---------------------                  ----------------------------
                                                   (Ezra D. Singer)
                                  Chairman, Verizon Employee Benefits Committee